UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Amendment No. 1

to

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Amplitude Healthcare Acquisition Corporation

(Name of Issuer)

CLASS A COMMON STOCK, PAR VALUE $0.0001

(Title of Class of Securities)

03212A105

(CUSIP Number)

December 31, 2020

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 03212A105

1.	Names of Reporting Persons Amplitude Healthcare Holdings LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned By Each Reporting Person With:	5.	Sole Voting Power 2,500,000* (1)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 2,500,000* (1)(2)
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,500,000* (1)(2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares See footnote (2) below.
11.	Percent of Class Represented by Amount in Row (9) 20.0%(1)(2)(3)
12.	Type of Reporting Person (See Instructions) OO

* Reflects the forfeiture of 375,000 shares of Class B common stock, on January 3, 2020. Such shares were returned by Amplitude Healthcare Holdings LLC to the Issuer for no consideration and cancelled because the underwriters’ over-allotment option in the Issuer’s IPO (as defined in Item 2(d)) was not exercised at all.

CUSIP No. 03212A105

1.	Names of Reporting Persons Metalmark Amplitude Healthcare Holdings LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned By Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 2,500,000* (1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 2,500,000* (1)(2)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,500,000* (1)(2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares See footnote (2) below.
11.	Percent of Class Represented by Amount in Row (9) 20.0%(1)(2)(3)
12.	Type of Reporting Person (See Instructions) OO

* Reflects the forfeiture of 375,000 shares of Class B common stock, on January 3, 2020. Such shares were returned by Amplitude Healthcare Holdings LLC to the Issuer for no consideration and cancelled because the underwriters’ over-allotment option in the Issuer’s IPO was not exercised at all.

CUSIP No. 03212A105

1.	Names of Reporting Persons Avego Healthcare Capital, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned By Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 2,500,000* (1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 2,500,000* (1)(2)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,500,000* (1)(2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares See footnote (2) below.
11.	Percent of Class Represented by Amount in Row (9) 20.0%(1)(2)(3)
12.	Type of Reporting Person (See Instructions) OO

* Reflects the forfeiture of 375,000 shares of Class B common stock, on January 3, 2020. Such shares were returned by Amplitude Healthcare Holdings LLC to the Issuer for no consideration and cancelled because the underwriters’ over-allotment option in the Issuer’s IPO was not exercised at all.

CUSIP No. 03212A105

1.	Names of Reporting Persons Balaji Venkataraman
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned By Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 2,500,000* (1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 2,500,000* (1)(2)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,500,000* (1)(2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares See footnote (2) below.
11.	Percent of Class Represented by Amount in Row (9) 20.0%(1)(2)(3)
12.	Type of Reporting Person (See Instructions) IN

* Reflects the forfeiture of 375,000 shares of Class B common stock, on January 3, 2020. Such shares were returned by Amplitude Healthcare Holdings LLC to the Issuer for no consideration and cancelled because the underwriters’ over-allotment option in the Issuer’s IPO was not exercised at all.

CUSIP No. 03212A105

1.	Names of Reporting Persons Howard I. Hoffen
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned By Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 2,500,000* (1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 2,500,000* (1)(2)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,500,000* (1)(2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares See footnote (2) below.
11.	Percent of Class Represented by Amount in Row (9) 20.0%(1)(2)(3)
12.	Type of Reporting Person (See Instructions) IN

* Reflects the forfeiture of 375,000 shares of Class B common stock, on January 3, 2020. Such shares were returned by Amplitude Healthcare Holdings LLC to the Issuer for no consideration and cancelled because the underwriters’ over-allotment option in the Issuer’s IPO was not exercised at all.

CUSIP No. 03212A105

1.	Names of Reporting Persons Kenneth F. Clifford
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned By Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 2,500,000* (1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 2,500,000* (1)(2)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,500,000* (1)(2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares See footnote (2) below.
11.	Percent of Class Represented by Amount in Row (9) 20.0%(1)(2)(3)
12.	Type of Reporting Person (See Instructions) IN

* Reflects the forfeiture of 375,000 shares of Class B common stock, on January 3, 2020. Such shares were returned by Amplitude Healthcare Holdings LLC to the Issuer for no consideration and cancelled because the underwriters’ over-allotment option in the Issuer’s IPO was not exercised at all.

(1)	See Item 4. These shares are the Issuer’s Class B Common Stock, which are automatically convertible into shares of the Issuer’s Class A Common Stock at the time of the Issuer’s initial business and as more fully described under the heading “Description of Securities-Founder Shares” in the Issuer’s registration statement on Form S-1 (File No. 333-234324). Amplitude Healthcare Holdings, LLC is the record holder of the shares reported herein. Metalmark Amplitude Healthcare Holdings LLC and Avego Healthcare Capital, L.P. are the managing members of Amplitude Healthcare Holdings LLC. Mr. Hoffen and Mr. Clifford, as partners of Metalmark Capital II LLC (“Metalmark”), which is the sole member of Metalmark Capital Holdings LLC, indirectly control Metalmark Capital Holdings LLC, which is the general partner of Metalmark Capital Partners III GP, L.P., which is the managing member of Metalmark Amplitude Healthcare Holdings LLC. Mr. Venkataraman is the managing member of Avego Healthcare Capital Holdings, LLC, which is the general partner of Avego Healthcare Capital, L.P., which is a managing member of Amplitude Healthcare Holdings LLC. As such, all the above-referenced Reporting Persons may be deemed to have or share voting and dispositive power of the Class B Common Stock held directly by Amplitude Healthcare Holdings LLC.

(2)	Excludes 4,000,000 shares which may be purchased by exercising warrants that are not presently exercisable.

(3)	Based on 10,000,000 shares of Class A Common Stock and 2,500,000 shares of Class B Common Stock issued and outstanding as of November 27, 2020, as reported in the Issuer’s Definitive Proxy Statement on Schedule 14(a) filed with the Securities and Exchange Commission on December 4, 2020, after giving effect to the forfeiture of 375,000 shares of Class B common stock, on January 3, 2020. Such shares were returned by Amplitude Healthcare Holdings LLC to the Issuer for no consideration and cancelled because the underwriters' over-allotment option in the Issuer’s IPO was not exercised at all.

Item 1(a).	Name of Issuer

Amplitude Healthcare Acquisition Corporation (the “Issuer”)

Item 1(b).	Address of the Issuer’s Principal Executive Offices

1177 Avenue of the Americas, Fl 40

New York, NY 10036

Item 2(a).	Names of Persons Filing

Amplitude Healthcare Holdings LLC, Metalmark Amplitude Healthcare Holdings LLC, Avego Healthcare Capital, L.P., Howard Hoffen, Kenneth Clifford and Balaji Venkataraman (collectively, the “Reporting Persons”)

Item 2(b).	Address of the Principal Business Office, or if none, Residence:

1177 Avenue of the Americas, Fl 40

New York, NY 10036

Item 2(c).	Citizenship

Amplitude Healthcare Holdings LLC is a limited liability company formed in Delaware. Metalmark Amplitude Healthcare Holdings LLC is a limited liability company formed in Delaware Avego Healthcare Capital, L.P. is a limited partnership formed in Delaware. Each of Howard Hoffen, Kenneth Clifford and Balaji Venkataraman is a citizen of the United States of America.

Item 2(d).	Title of Class of Securities

Class A Common Stock, $0.0001 par value per share.

* Class A common stock is the class of common stock of the Issuer registered pursuant to the Securities Exchange Act of 1934, as amended. The Reporting Persons own shares of Class B common stock. The shares of Class B common stock will automatically convert into shares of Class A common stock at the time of the Issuer’s initial business combination (the “Business Combination”), on a one-for-one basis, subject to certain adjustments. In the case that additional shares of Class A common stock, or equity-linked securities, are issued or deemed issued in excess of the amounts offered in the Issuer’s initial public offering (the “IPO”) and related to the closing of the Business Combination, the ratio at which shares of Class B common stock shall convert into shares of Class A common stock will be adjusted (unless the holders of a majority of the outstanding shares of Class B common stock agree to waive such adjustment with respect to any such issuance or deemed issuance) so that the number of shares of Class A common stock issuable upon conversion of all shares of Class B common stock will equal, in the aggregate, on an as-converted basis, 20% of the sum of the total number of all shares of common stock outstanding upon completion of the IPO plus all shares of Class A common stock and equity-linked securities issued or deemed issued in connection with the Business Combination (excluding any shares or equity-linked securities issued, or to be issued, to any seller in the Business Combination and any private placement-equivalent warrants issued to Amplitude Healthcare Holdings LLC or its affiliates upon conversion of loans made to the Issuer).

Item 2(e).	CUSIP Number

03212A105

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

☐	(a) Broker or Dealer registered under Section 15 of the Exchange Act.

☐	(b) Bank as defined in Section 3(a)(b) or the Exchange Act.

☐	(c) Insurance company as defined in Section 3(a)(19) of the Exchange Act.

☐	(d) Investment company registered under Section 8 of the Investment Company Act.

☐	(e) An Investment adviser in accordance with Rule 13d-1 (b)(1)(ii)(e).

☐	(f) An employee benefit plan or endowment fund in accordance with Rule 13d 1(b)(1)(ii)(f).

☐	(g) A Parent Holding Company or control person in accordance with Rule 13d 1(b)(1)(ii)(g).

☐	(h) A Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act.

☐	(i) A Church Plan that is excluded from the definition of an investment company under Section 3 (c)(14) of the Investment Company Act.

☐	(j) Group, in accordance with Rule 13d-1 (b)(1)(ii)(j).

Not applicable

Item 4.	Ownership

The responses to Items 5-11 of the cover pages of this Schedule 13G are incorporated herein by reference.

The Reporting Persons may be deemed to beneficially own 2,500,000 shares of the Issuer’s Class B Common Stock, representing 20.0% of the total Class A and Class B Common Stock issued and outstanding. The Class B Common Stock is automatically convertible into the Issuer’s Class A Common Stock at the time of the Issuer’s initial business combination, on a one-for-one basis, subject to adjustment, as more fully described under the heading “Description of Securities-Founder Shares” in the Issuer’s registration statement on Form S-1 (File No. 333-234324). The percentage of Class B Common Stock held by the Reporting Persons is based upon 10,000,000 shares of Class A Common Stock and 2,500,000 shares of Class B Common Stock issued and outstanding as of November 27, 2020, as reported in the Issuer’s Definitive Proxy Statement on Schedule 14(a) filed with the Securities and Exchange Commission on December 4, 2020, after giving effect to the forfeiture of 375,000 shares of Class B common stock, on January 3, 2020. Such shares were returned by Amplitude Healthcare Holdings LLC to the Issuer for no consideration and cancelled because the underwriters' over-allotment option in the Issuer’s IPO was not exercised at all.

Amplitude Healthcare Holdings LLC is the record holder of the shares reported herein. Metalmark Amplitude Healthcare Holdings LLC and Avego Healthcare Capital, L.P. are the managing members of Amplitude Healthcare Holdings LLC. Mr. Hoffen and Mr. Clifford, as partners of Metalmark which is the sole member of Metalmark Capital Holdings LLC, indirectly control Metalmark Capital Holdings LLC, which is the general partner of Metalmark Capital Partners III GP, L.P., which is the managing member of Metalmark Amplitude Healthcare Holdings LLC. Mr. Venkataraman is the managing member of Avego Healthcare Capital Holdings, LLC, which is the general partner of Avego Healthcare Capital, L.P., which is a managing member of Amplitude Healthcare Holdings LLC. As such, all the above-referenced Reporting Persons may be deemed to have or share voting and dispositive power of the Class B Common Stock held directly by Amplitude Healthcare Holdings LLC.

Item 5.	Ownership of Five Percent or Less of a Class

Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not Applicable

Item 8.	Identification and Classification of Members of the Group

Not Applicable

Item 9.	Notice of Dissolution of Group

Not Applicable

Item 10.	Certification

Not Applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE: February 16, 2021

Amplitude Healthcare Holdings, LLC

By:	Metalmark Amplitude Healthcare Holdings LLC, its managing member

	By:	/s/ Howard Hoffen
	Name:	Howard Hoffen
	Title:	Authorized Person

By:	Avego Healthcare Capital, L.P., its managing member

	By:	/s/ Balaji Venkataraman
	Name:	Balaji Venkataraman
	Title:	Authorized Person

/s/ Howard Hoffen
Howard Hoffen

/s/ Balaji Venkataraman
Balaji Venkataraman

/s/ Kenneth Clifford
Kenneth Clifford

EXHIBIT 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a Statement on Schedule 13G (including any and all amendments thereto) with respect to the shares of Class A common stock, $0.0001 par value per share, of Amplitude Healthcare Acquisition Corporation, and further agree that this Joint Filing Agreement shall be included as an exhibit to such joint filings.

The undersigned further agree that each party hereto is responsible for the timely filing of such Statement on Schedule 13G and any amendments thereto, and for the accuracy and completeness of the information concerning such party contained therein; provided, however, that no party is responsible for the accuracy or completeness of the information concerning any other party, unless such party knows or has reason to believe that such information is inaccurate.

This Joint Filing Agreement may be signed in counterparts with the same effect as if the signature on each counterpart were upon the same instrument.

IN WITNESS WHEREOF, the undersigned have executed this Agreement as of February 16, 2021.

Amplitude Healthcare Holdings, LLC

By:	Metalmark Amplitude Healthcare Holdings LLC, its managing member

	By:	/s/ Howard Hoffen
	Name:	Howard Hoffen
	Title:	Authorized Person

By:	Avego Healthcare Capital, L.P., its managing member

	By:	/s/ Balaji Venkataraman
	Name:	Balaji Venkataraman
	Title:	Authorized Person

/s/ Howard Hoffen
Howard Hoffen

/s/ Balaji Venkataraman
Balaji Venkataraman

/s/ Kenneth Clifford
Kenneth Clifford